UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _______

Commission File Number 001-15274

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

REQUIRED INFORMATION

Form 11-K Annual Report

This form provides the annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan, a plan subject to the Employee Retirement Income Security Act of 1974.

KPMG

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
June 27, 2012

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

($ in thousands)

	2011	2010
Assets:		
Investments at fair value:		
J. C. Penney Company, Inc. common stock	$ 514,586	$ 526,080
Common and collective trusts	1,665,756	1,698,882
Mutual funds	24,283	23,142
Common stock	21,804	20,620
Other	779	668
Fully benefit responsive contracts	1,290,651	1,289,851
Total investments	3,517,859	3,559,243
Receivables:		
J. C. Penney Company, Inc. contribution	11,809	12,310
Notes receivable from participants	97,220	99,867
Participant contributions	2,136	2,204
Due from broker for securities sold	1,059	2,542
Interest and dividends	61	49
Other	206	71
Total receivables	112,491	117,043
Total assets	3,630,350	3,676,286
Liabilities:		
Accounts payable and accrued liabilities	1,684	151
Due to broker for securities purchased	1,152	2,731
Total liabilities	2,836	2,882
Net assets reflecting investments at fair value	3,627,514	3,673,404
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(60,989)	(53,947)
Net assets available for benefits	$ 3,566,525	$ 3,619,457

See accompanying notes to financial statements.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

($ in thousands)

	2011	2010
Investment income:		
Net appreciation in the fair value of investments	$ 29,654	$ 289,253
Interest	49,955	57,156
Dividends	13,499	14,657
	93,108	361,066
Less investment expenses	(1,163)	(1,120)
Net investment income	91,945	359,946
Interest income on notes receivable from participants	4,183	4,858
Contributions:		
J. C. Penney Company, Inc., net of forfeitures	63,592	54,997
Participants	143,634	149,876
	207,226	204,873
Total additions	303,354	569,677
Deductions from net assets attributed to:		
Benefit payments	(347,692)	(293,746)
Administrative expenses	(8,594)	(8,737)
Total deductions	(356,286)	(302,483)
(Decrease) increase in net assets available for benefits	(52,932)	267,194
Beginning net assets available for benefits	3,619,457	3,352,263
Ending net assets available for benefits	$ 3,566,525	$ 3,619,457

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. For more complete information, Participants should refer to the Summary Plan Description for the Plan. If these Notes to Financial Statements or the Summary Plan Description result in any misunderstanding or inconsistency with the Plan document, the Plan document will govern.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Corporation, Inc. (the Company) and certain subsidiaries. Associates who have attained age 21 are immediately eligible to participate in the Plan upon their hire date or rehire date. Eligible Associates are automatically enrolled at a 4% pre-tax contribution, unless they elect otherwise after completion of 1,000 hours of service in an eligibility period, which is generally a period of 12 consecutive months. An eligible Associate must be enrolled in the Plan to be a participant in the Plan (Participant). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the costs/expenses to administer the Plan. These costs/expenses include trustee, investment management, audit, administrative service provider fees, and other expenses. Administrative costs/expenses not paid by the Plan are paid by the Company.

The Benefit Plans Investment Committee (BPIC) is the named fiduciary for the control and management of the assets of the Plan except for the J. C. Penney Common Stock Fund (Penney Stock Fund). Effective December 17, 2009, Evercore Trust Company, N.A. became the named fiduciary with respect to the management and disposition of the Penney Stock Fund. The BPIC also has the responsibility for selecting investment funds, other than the Penney Stock Fund, to be offered under the Plan. The Benefits Administration Committee is the named fiduciary for the review of denied benefit claims and has overall responsibility for the day-to-day administration of the Plan. The Human Resources Committee (HRC) is the named fiduciary responsible for overall administration and operation of the Plan and appoints the trustee. The HRC has named State Street Bank & Trust Company (State Street Bank) as the trustee for the Plan and Hewitt Associates as the third party administrator/record keeper for the Plan.

(b) Payment of Benefits

Generally, Participants who have separated from service with account balances over $5,000 remain in the Plan until the Participant elects payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). A Participant will receive an involuntary lump sum distribution if the total vested account balance is $5,000 or less at the time of distribution. Certain Participants who have separated from service and who are 100% vested in the Company matching account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for a Participant who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) *Contributions*

Participants who are classified as highly compensated in 2011 and 2010 (earning $110,000 or more annually in 2010 for 2011 and in 2009 for 2010) are permitted to contribute from 1% to 8% (6% before-tax, 2% after-tax) of their earnings (up to a maximum of $245,000 for 2011 and 2010) with a maximum of 6% in pre-tax deposits (subject to an annual maximum of $16,500 in 2011 and 2010). Participants earning less than $110,000 in the previous year are permitted to contribute from 1% to 50% of their earnings (subject to an annual maximum of $16,500 in 2011 and 2010). Associates, who are at least age 21, did not enroll in the plan, and did not decline enrollment, will be automatically enrolled in the Plan after completing 1,000 hours of service in an eligibility period.

The Plan allows Participants who have attained the age of 50 by the end of the year to make an additional tax-deferred deposit (catch-up contribution) up to a maximum of $5,500 during 2011 and 2010. These catch-up contributions are not eligible for the Company's matching contribution.

Participants age 21 or older become eligible for the Company matching contributions after completing 1,000 hours of service in an eligibility period. The Company matching contribution is a per pay period Company match of $0.50 per dollar up to the first 6% of Participant contributions. Associates hired or rehired on or after January 1, 2007, that are over 21 years of age, have 1,000 hours of service in an eligibility period and are active associates on December 31 receive a Company retirement account contribution equal to 2% of the associate's annual compensation (up to a maximum of $245,000 for 2011 and 2010).

During 2011, the Company matching contribution totaled approximately $52.6 million and the Company retirement account contribution totaled approximately $10.9 million. During 2010, the Company matching contribution totaled approximately $43.5 million and the Company retirement account contribution totaled approximately $11.5 million.

(d) *Participants' Investment Funds*

All participant contributions, Company matching contributions and Company retirement account contributions are invested in the Plan's investment funds in accordance with the Participant's investment elections. Participants direct their investments amongst three tiers of funds as follows: Tier 1 funds consist of age-based target retirement funds managed by Vanguard Fiduciary Trust Company. Tier 2 funds consist of eight index funds, including the Penney Stock Fund. Tier 3 funds consist of the participant directed brokerage window. The funds are maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(Continued)

(e) Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's contributions, Plan earnings and appreciation or depreciation in underlying securities, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Participants' Loans

A participant who has not separated from service may request a loan. The minimum loan amount is $500. The maximum loan amount is the lesser of: the value of a participant's before-tax, rollover and after-tax deposits on the valuation date, 50% of a participant's total vested account value on the valuation date, or, $50,000 minus the highest balance of any other loans owed to the Plan during the previous 12 months. All loans must be adequately secured and bear interest at the prime rate plus 1%. Interest rates on the loans outstanding ranged from 4.25% to 10.25% as of December 31, 2011 and maturities ranged from 2012 through 2016. Loan amounts and the terms of repayment are limited in accordance with Plan provisions.

(g) Vesting

Participants are immediately vested in the value of their deposits and earnings thereon. Company contributions and earnings thereon for Plan years 2007 and later will be 100% cliff vested after three years of service. Prior to 2007, vesting in the value of Company contributions and earnings thereon was graduated at 20% per full year of service up to 100% after five years of service. Participants will also be 100% vested if they separate from service at normal retirement age, death, total disability, or a reduction in force or unit closing. Participants who separate from service prior to full vesting of their rights forfeit the unvested balance upon the receipt of a complete distribution or the occurrence of five consecutive one-year breaks in service.

(h) Forfeited Accounts

As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $3 thousand and $84 thousand, respectively. Forfeitures are available to restore forfeited amounts of rehired participants, offset Company contributions, or pay Plan expenses. Forfeitures utilized to offset company contributions during 2011 and 2010 were approximately $2.8 million and $10.8 million respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amends the current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This guidance will be effective for interim and annual periods beginning after December 15, 2011. This is not expected to materially impact the Plan.

In September 2010, the FASB issued ASU No. 2010-25 which amended ASC Topic 962, *Plan Accounting – Defined Contribution Pension Plans* (ASC 962), as it relates to the presentation of loans to participants. This amendment requires that loans to participants be shown as notes receivable for participants in the statement of net assets available for benefits. This amendment is effective retrospectively to all prior periods for the first annual reporting period beginning after December 15, 2010. The Plan adopted this amendment in the plan year ended December 31, 2010.

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, which provides guidance on improving annual disclosures about fair value measurements, which requires reporting entities to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfer between Levels 1, 2, and 3. Levels 1, 2, and 3 fair value measurements are defined in note 2(c) below. The plan adopted this effective January 1, 2011.

(c) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The following tables present a summary of the Plan's investment assets measured at fair value as of December 31, 2011 and 2010 ($ in thousands):

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
December 31, 2011:				
Common stock (a):				
J. C. Penney Company, Inc.	$ 514,586	$ —	$ —	$ 514,586
Common and collective trusts (b):				
Fixed income securities	—	122,514	—	122,514
Equity funds	—	1,002,185	—	1,002,185
Target date funds	—	541,057	—	541,057
Total common and collective trusts	—	1,665,756	—	1,665,756
Self-directed brokerage window (c):				
Mutual funds	24,283	—	—	24,283
Common stock	21,804	—	—	21,804
Other	779	—	—	779
Total self-directed brokerage window	46,866	—	—	46,866

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	$ —	$ —	$ 36,418	$ 36,418
Synthetic investment contract wrapper (e)	—	—	1,073	1,073
Fixed income securities (f)	—	1,109,975	—	1,109,975
Separate account contract (g) and wrapper (h)	—	143,032	153	143,185
Total fully benefit responsive contracts	—	1,253,007	37,644	1,290,651
Total investment assets at fair value	$ 561,452	$ 2,918,763	$ 37,644	$ 3,517,859

(Continued)

	Investments at fair value			
	Quoted prices in active market (Level 1)	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**	**Total**
December 31, 2010:				
Common stock (a)				
J. C. Penney Company, Inc.	$ 526,080	$ —	$ —	$ 526,080
Common and collective trusts (b):				
Fixed income securities	—	63,258	—	63,258
Equity funds	—	1,102,286	—	1,102,286
Target date funds	—	533,338	—	533,338
Total common and collective trusts	—	1,698,882	—	1,698,882
Self-directed brokerage window (c):				
Mutual funds	23,142	—	—	23,142
Common stock	20,620	—	—	20,620
Other	668	—	—	668
Total self-directed brokerage window	44,430	—	—	44,430

	Investments at fair value			
	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fully benefit responsive contracts:				
Guaranteed investment contracts (d)	$ —	$ —	$ 72,287	$ 72,287
Synthetic investment contract wrapper (e)	—	—	2,044	2,044
Fixed income securities (f)	—	1,079,778	—	1,079,778
Separate Account Contract (g)	—	135,742	—	135,742
Total fully benefit responsive contracts	—	1,215,520	74,331	1,289,851
Total investment assets at fair value	$ 570,510	$ 2,914,402	$ 74,331	$ 3,559,243

Following is a description of the valuation methodologies used for assets measured at fair value. See also footnote 2(d) for more information.

(a) *Common stock*: Valued at the closing price reported in the active market in which the individual securities are traded.

(b) *Common and collective trusts*: Valued at the net asset value (NAV) of shares held by the plan at year end. The target date funds are comprised of eleven collective trusts which manage risk and investment return over time. There are three general market risk levels: low to moderate, moderate, and moderate to high. Each fund is a different mix of investments – stocks, bonds and cash. The funds start out with more stock for growth opportunity and ends with less stock. The equity funds are comprised of 3 large cap funds and 2 small cap funds with low to moderate and high risk levels, respectively. The fixed income securities have low general market risk.

There are no known commitments or restrictions on the common and collective trusts except for some withdrawal restrictions as it relates to liquidation by the Plan Sponsor of the equity funds. The Plan Sponsor has no plans to liquidate these funds.

(c) *Self-directed brokerage window includes cash and cash equivalents, common stock, corporate bonds, mutual funds, notes, preferred stock, publicly traded partnerships*: Certain U.S. Treasury notes and corporate bonds are valued at the closing price reported in the active market in which the security is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Other investments listed are valued at the closing price reported in the active market in which the individual securities are traded. Actual risk depends on the individual investments which are selected by each applicable participant.

(d) *Guaranteed investment contracts (GIC):* Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer (see note 2(f)).

(e) *Synthetic investment contract (SIC) wrapper*: These are investment contracts that limit potential losses, if any, in the fixed income securities portfolio. Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities.

(f) *Fixed income securities*: Assets underlying synthetic investment contracts include cash, U.S. Treasury and agency securities, corporate bonds, and collateralized mortgage-backed and asset-backed securities which are held at fair value. Fixed income securities such as corporate bonds, government securities, mortgage-backed and asset-backed securities and other debt instruments are valued using quotes from independent pricing vendors based on recent trading activity and other relevant market information, including market interest rate curves, referenced credit spreads and estimated prepayment and credit default rates where applicable.

(g) *Separate Account Contract (SAC)*: Valued at fair value of the underlying assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer's general account assets.

(h) *Separate Account Contract Wrapper*: Termed a "wrap" since the contract is based on the fair value of underlying fixed income securities. The wrap agreements are stated at fair value based on rebid or replacement cost based upon fluctuations in the fair value of the underlying fixed income securities."

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets for the years ended December 31, 2011 and 2010 ($ in thousands).

	Level 3 investment assets		
	GIC	SIC/SAC Wrapper	Total
Year ended December 31, 2011:			
Balance, beginning of year	$ 72,287	$ 2,044	$ 74,331
Realized losses	(676)	—	(676)
Unrealized gain (loss) relating to instruments still held at the reporting date	68	(971)	(903)
Purchases and issuances	16,521	153	16,674
Sales and maturities	(51,782)	—	(51,782)
Balance, end of year	$ 36,418	$ 1,226	$ 37,644

	Level 3 investment assets		
	GIC	SIC Wrapper	Total
Year ended December 31, 2010:			
Balance, beginning of year	$ 113,046	$ 2,436	$ 115,482
Realized losses	(1,188)	—	(1,188)
Unrealized losses relating to instruments still held at the reporting date	(1,536)	(392)	(1,928)
Purchases and issuances	24,404	—	24,404
Sales and maturities	(62,439)	—	(62,439)
Balance, end of year	$ 72,287	$ 2,044	$ 74,331

(d) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis. The average cost method is used to calculate gains and losses on the sale of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(e) Notes Receivable From Participants

Participant loans are recorded at amortized costs which represent the unpaid principal balance plus accrued interest.

(f) ***Guaranteed Investment Contracts, Synthetic Investment Contracts and Separate Account Contracts***

The traditional guaranteed investment contracts (GICs) provide a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party which are backed by assets owned by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract insurers or otherwise. The stated and actual interest rates on these contracts range from 1.25% to 4.65% at December 31, 2011 and 0.83% to 5.60% at December 31, 2010. Maturities range from 2012 to 2015 as of December 31, 2011 and 2011 to 2015 as of December 31, 2010.

The Plan also enters into synthetic investment contracts (SICs) with certain insurance companies and financial institutions (the Contract Issuers). Under these SICs, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. There are no reserves against contract values for credit risk of the Contract Issuer or otherwise.

The Plan also enters into separate account contracts (SAC) with certain insurance companies. The SAC market valuation is based on the market value of the assets legally owned by the contract issuer which are maintained in an account that is segregated from the issuer's general account assets.

The average yield for the entire portfolio based on actual earnings was approximately 2.96% and 3.70% during the years ended December 31, 2011 and 2010, respectively. The average yield based on interest rate credited to participants was 3.32% and 4.08% during the years ended December 31, 2011 and 2010, respectively.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each SIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more SIC contracts by the manager or the Contract Issuers.

There are certain events not initiated by Plan Participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and SIC may be different for each issuer, and can be found in the individual traditional GIC or SIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code (IRC) of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a Participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the Contract Issuer, including changes in the tax code, laws or regulations.

The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan's ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract Issuers are not allowed to terminate any of the above SICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay SIC fees, or any other payment due under the contract; and failure to adhere to investment guidelines.

The following tables present the fair value, contract value adjustments to contract value, and major credit ratings for each of the GICs, SACs, SICs, and wrapper contracts held by the Plan as of December 31, 2011 and 2010 ($ in thousands):

December 31, 2011	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A	$ 334,051	$ 540	$ (16,236)	$ 318,355
Natixis Financial Products Inc.	A	334,026	—	(15,694)	318,332
Rabobank Nederland	AA	107,847	281	(4,703)	103,425
State Street Bank & Trust Co.	AA-	334,051	252	(15,947)	318,356
Total		$ 1,109,975	$ 1,073	$ (52,580)	$ 1,058,468
Separate account contracts:					
Metropolitan Life Insurance Company	AA-	$ 143,032	$ 153	$ (7,406)	$ 135,779
Total		$ 143,032	$ 153	$ (7,406)	$ 135,779

(Continued)

December 31, 2010	Major credit ratings	Investments at fair value	Wrapper contracts at fair value	Adjustment to contract value	Investments at contract value
Synthetic investment contracts:					
Bank of America, NA	A+	$ 318,819	$ 1,268	$ (14,425)	$ 320,087
Natixis Financial Products Inc.	A+	318,795	—	(13,156)	318,795
Rabobank Nederland	Aaa	123,345	300	(6,227)	123,645
State Street Bank & Trust Co.	AA-	318,819	476	(13,632)	319,295
Total		$ 1,079,778	$ 2,044	$ (47,440)	$ 1,081,822
Separate account contracts:					
Metropolitan Life Insurance Company	AA-	$ 135,742	$ —	$ (4,896)	$ 130,846
Total		$ 135,742	$ —	$ (4,896)	$ 130,846

December 31, 2011	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
New York Life Insurance Company	A++	$ 15,108	$ (77)	$ 15,031
New York Life Insurance Company	A++	10,840	(468)	10,372
New York Life Insurance Company	A++	10,470	(458)	10,012
Total		$ 36,418	$ (1,003)	$ 35,415

December 31, 2010	Major credit ratings	Investments at fair value	Adjustment to contract value	Investments at contract value
GICs:				
Metropolitan Life Insurance Company	AA-	$ 15,760	$ (461)	$ 15,299
Monumental Life Insurance Company	AAA	2,637	(48)	2,589
New York Life Insurance Company	AAA	11,195	(822)	10,373
New York Life Insurance Company	A+	10,131	(119)	10,012
Pacific Life Insurance Company	A	8,262	(45)	8,217
Principal Life Insurance Company	A	10,046	(33)	10,013
Principal Life Insurance Company	A	14,256	(83)	14,173
Total		$ 72,287	$ (1,611)	$ 70,676

(g) ***Payment of Benefits***

Benefits are recorded when paid.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(3) Investments

Investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010 are separately identified ($ in thousands):

Description of investment	2011	2010
J. C. Penney Company, Inc. common stock	$ 514,586	$ 526,080
State Street Bank Daily EAFE Fund	217,195	267,495
State Street Bank S&P 500 Flagship Fund Series	265,715	289,856
State Street Bank Passive Intermediate Bond Index Fund	245,509	237,689

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value, as follows ($ in thousands):

	2011	2010
J.C. Penney Company, Inc. common stock	$ 45,625	$ 99,697
Mutual funds	(1,149)	1,595
Common stock	(2,352)	2,374
Other	(805)	(21)
Common and collective trusts	(11,665)	185,608
Net change in fair value	$ 29,654	$ 289,253

(4) Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter (determination letter) dated October 20, 2002 that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company has filed an application for a new determination letter on January 29, 2010. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by tax authorities. The Plan uses a more-likely than-not threshold for recognition and derecognition of tax positions taken or to be taken in a return. The Plan concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Employers of dual-qualified plans had an opportunity under IRS Revenue Ruling 2008-40 to establish a separate plan that is qualified only under the Puerto Rico Code and to transfer the assets associated with employees of the Company who are residents of Puerto Rico to a trust established in Puerto Rico for the purpose of holding assets of the Puerto Rico qualified plan by December 31, 2011. With IRS Revenue Ruling 2011-1 issued on December 16, 2010, an extension of the time under IRS Revenue Ruling 2008-40 was granted. The J. C. Penney Corporation Board and the Puerto Rico Board by Unanimous Written Consent elected to take advantage of the opportunity to delay the transfer of assets and setup of a new Puerto Rico Savings Plan. After a careful review of subsequent guidance issued and technical updates to the Internal Revenue Code for a New Puerto Rico, Act 1-2011, the Company has elected to retain a dual-qualified plan at this time.

(5) Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Plan's Form 5500 ($ in thousands):

	2011	2010
Net assets available for benefits per the financial statements	$ 3,566,525	$ 3,619,457
Less amounts allocated to withdrawing participants	(1,865)	(1,093)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	60,989	53,947
Net assets available for benefits per Form 5500	$ 3,625,649	$ 3,672,311

The following is a reconciliation of benefits paid to participants per the financial statements at December 31, 2011 and 2010 to Form 5500 ($ in thousands):

	2011	2010
Benefits paid to participants per the financial statements	$ 347,692	$ 293,746
Add amounts allocated to withdrawing participants at December 31, 2011 and 2010	1,865	1,093
Less amounts allocated to withdrawing participants at December 31, 2010 and 2009	(1,093)	(1,497)
Less deemed distributions during 2011 and 2010	41	(3)
Benefits paid to participants per Form 5500	$ 348,505	$ 293,339

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits have been processed and approved for payment prior to December 31, but that have not yet been paid as of that date.

The following is a reconciliation of investment income per the financial statements to the Form 5500 ($ in thousands):

	2011	2010
Total investment income per the financial statements	$ 97,291	$ 365,924
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011 and 2010	60,989	53,947
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010 and 2009	(53,947)	(43,210)
Total investment income per the Form 5500	$ 104,333	$ 376,661

(Continued)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

(6) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, affected Participants will become fully vested in amounts allocated to their accounts as of the date of the termination.

(7) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan invests in common and collective trusts with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Market conditions can result in a high degree of volatility and increase the risks and short-term liquidity associated with certain investments held by the Plan which could impact the value of investments after the date of these financial statements. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

(8) Subsequent Event

We have evaluated events and transactions that have occurred subsequent to December 31, 2011 through the date of issuance of the Plan's financial statements for potential recognition or disclosure in these Plan financial statements. No recognition or disclosure matters were noted.

**J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN**

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
Common stock:		
* J. C. Penney Company, Inc. common stock	(a)	$ 514,586
Common and collective trusts:		
* State Street Bank Short Term Investment Fund	(a)	122,514
* State Street Bank Daily EAFE (Europe, Australia, and Far East) Fund	(a)	217,195
* State Street Bank S&P 500 Flagship Fund Series	(a)	265,715
* State Street Bank Russell 1000 Growth Index Fund	(a)	77,059
* State Street Bank Russell 1000 Value Index Fund	(a)	61,387
* State Street Bank Russell 2000 Index Securities Lending Fund	(a)	135,320
* State Street Bank Passive Intermediate Bond Index Fund	(a)	245,509
Vanguard Target Retirement Income Fund	(a)	36,963
Vanguard 2005 Target Retirement Fund	(a)	43,780
Vanguard 2010 Target Retirement Fund	(a)	52,495
Vanguard 2015 Target Retirement Fund	(a)	70,648
Vanguard 2020 Target Retirement Fund	(a)	86,645
Vanguard 2025 Target Retirement Fund	(a)	76,971
Vanguard 2030 Target Retirement Fund	(a)	56,501
Vanguard 2035 Target Retirement Fund	(a)	36,283
Vanguard 2040 Target Retirement Fund	(a)	25,900
Vanguard 2045 Target Retirement Fund	(a)	21,339
Vanguard 2050 Target Retirement Fund	(a)	33,532
Total common and collective trusts		1,665,756
Self directed brokerage window		46,866
Fully benefit responsive contracts:		
Fixed income securities:		
ACE INA HOLDINGS Total	(a)	798
ACE INA HOLDINGS INC Total	(a)	458
AFFILIATED COMPUTER SVCS Total	(a)	119
AFLAC INC Total	(a)	124
AGILENT TECHNOLOGIES INC Total	(a)	330
AGL CAPITAL CORP Total	(a)	998
AIR PRODUCTS & CHEMICALS Total	(a)	357
ALLEGHENY ENERGY SUPPLY 144A Total	(a)	116
ALLYA 2009-B C 144A Total	(a)	124
ALLYA 2011-3 A3 Total	(a)	275
ALLYA 2011-3 A4 Total	(a)	515
ALLYA 2011-5 A3 Total	(a)	549
ALTRIA GROUP INC Total	(a)	2,705
AMB PROPERTY Total	(a)	174
AMB PROPERTY L.P. Total	(a)	2,217
AMCAR 2010-1 B Total	(a)	51
AMCAR 2010-1 C Total	(a)	36

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost	Current value
AMCAR 2011-4 A3 Total	(a)	$ 1,902
AMCAR 2011-5 A3 Total	(a)	2,603
AMER EXPRESS CREDIT CO Total	(a)	208
AMERICA MOVIL SA Total	(a)	385
AMERICA MOVIL SAB DE CV Total	(a)	3,947
AMERICAN HONDA FINANCE 144A Total	(a)	1,636
AMERIPRISE FINANCIAL INC Total	(a)	1,249
AMERISOURCEBERGEN CORP Total	(a)	1,971
AMGEN INC Total	(a)	3,202
AMOT 2011-1 A2 Total	(a)	674
AMOT 2011-4 A2 Total	(a)	2,044
AMTT 2007 1A AFX 144A Total	(a)	1,947
AMXCA 2009-2 A Total	(a)	1,364
AMXCA 2011-1 A Total	(a)	2,250
ANGLO AMERICAN CAP 144A Total	(a)	597
ANHEUSER-BUSCH INBEV WOR Total	(a)	2,086
ANZ NATIONAL (INTL) LTD 144A Total	(a)	342
APACHE CORP Total	(a)	2,794
APACHE CORPORATION Total	(a)	677
APPALACHIAN POWER CO Total	(a)	163
ARISTOTLE HOLDING INC 144A Total	(a)	1,552
AT&T CORP Total	(a)	150
AT&T INC Total	(a)	3,400
ATMOS ENERGY CORP Total	(a)	303
AVALON BAY COMMUNITIES Total	(a)	17
AVALONBAY COMMUNITIES Total	(a)	1,216
BAA FUNDING LTD 144A Total	(a)	2,787
BAAT 2009-1A A4 144A Total	(a)	1,496
BAAT 2010-2 A4 Total	(a)	1,815
BACCT 2007 A8 A8 Total	(a)	717
BACM 2004-6 A4 Total	(a)	11
BACM 2005-1 A5 Total	(a)	735
BACM 2007-4 A2 Total	(a)	85
BAKER HUGHES INC 144A Total	(a)	354
BALTIMORE GAS & ELECTRIC Total	(a)	296
BANK OF AMERICA CORP Total	(a)	3,920
BANK OF NEW YORK MELLON Total	(a)	1,492
BANK OF NOVA SCOTIA Total	(a)	1,201
BANQUE PSA FINANCE 144A Total	(a)	1,435
BARCLAYS BANK PLC Total	(a)	4,627
BARRICK GOLD CORP Total	(a)	2,544
BARRICK GOLD FINANCECO Total	(a)	957
BARRICK NA FINANCE LLC Total	(a)	403
BAT INTL FINANCE PLC 144A Total	(a)	1,327
BAXTER INTERNATIONAL INC Total	(a)	863

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
BB&T CORPORATION Total	(a)	$	2,552
BERKSHIRE HATHAWAY FIN Total	(a)		1,182
BERKSHIRE HATHAWAY INC Total	(a)		359
BG ENERGY CAPITAL PLC 144A Total	(a)		2,540
BHP BILLITON FIN USA LTD Total	(a)		1,345
BMWOT 2011-A A3 Total	(a)		698
BMWOT 2011-A A4 Total	(a)		149
BNP PARIBAS Total	(a)		1,549
BOARDWALK PIPELINES LLC Total	(a)		1,681
BOSTON PROPERTIES LP Total	(a)		1,072
BOTTLING GROUP LLC Total	(a)		2,313
BP CAPITAL MARKETS PLC Total	(a)		491
BRITISH COLUMBIA Total	(a)		2,679
BRITISH SKY BROADCASTING 144A Total	(a)		273
BRITISH TELECOM PLC Total	(a)		736
BROADCOM CORP Total	(a)		765
BSCMS 2004-T14 A4 Total	(a)		1,295
BSCMS 2005-PWR7 A3 Total	(a)		772
BSCMS 2005-PWR9 AAB Total	(a)		421
BSCMS 2006 PW12 A4 Total	(a)		1,566
BSCMS 2006 PW12 AAB Total	(a)		2,120
BSCMS 2007-PW17 AAB Total	(a)		436
BSCMS 2007-PW18 A2 Total	(a)		829
BSCMS 2007-T28 AAB Total	(a)		2,121
BUCKEYE PARTNERS LP Total	(a)		2,336
BURLINGTN NORTH SANTA FE Total	(a)		411
BURLINGTON NORTH SANTA FE Total	(a)		461
CABMT 2010-IA A 144A Total	(a)		315
CAMDEN PROPERTY TRUST Total	(a)		1,143
CANADA Total	(a)		887
CANADIAN NATL RAILWAY Total	(a)		81
CANADIAN NATL RESOURCES Total	(a)		716
CANADIAN NATURAL RESOURCES Total	(a)		744
CAPITAL ONE FINANCIAL CO Total	(a)		3,276
CARDINAL HEALTH INC Total	(a)		2,400
CARGILL INC 144A Total	(a)		2,032
CARMX 2010-1 B Total	(a)		93
CARMX 2010-1 C Total	(a)		57
CARMX 2010-2 A3 Total	(a)		850
CARMX 2010-2 A4 Total	(a)		1,786
CARMX 2011-2 A3 Total	(a)		640
CARMX 2011-2 A4 Total	(a)		1,512
CATERPILLAR FIN SERV Total	(a)		1,751
CATERPILLAR FINANCIAL SE Total	(a)		2,176
CD 2005-CD1 ASB Total	(a)		1,946

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CD 2006 CD3 A5 Total	(a)	$	77
CD 2006-CD3 AAB Total	(a)		387
CELGENE CORP Total	(a)		795
CELULOSA ARAUCO CONSTITU Total	(a)		1,021
CFAIT 2009-1 A3 144A Total	(a)		591
CFAIT 2009-1 A4 144A Total	(a)		117
CGCMT 2004-C1 A4 Total	(a)		268
CHAIT 2011-A3 A3 Total	(a)		1,745
CISCO SYSTEMS INC Total	(a)		1,541
CITIGROUP INC Total	(a)		5,253
CME GROUP INC Total	(a)		1,324
CMLT 2008-LS1 A2 Total	(a)		12
CMLT 2008-LS1 A3 Total	(a)		412
CNH 2010-A A4 Total	(a)		3,515
CNH 2010-B A3 Total	(a)		1,038
CNH 2011-B A3 Total	(a)		583
CNH 2011-B A4 Total	(a)		1,483
CNP 2005-A A2 Total	(a)		35
CNP 2005-A A3 Total	(a)		1,072
CNP 2005-A A4 Total	(a)		532
COCA COLA CO Total	(a)		1,693
COCA COLA FEMSA SAB CV Total	(a)		688
COCA-COLA AMATIL LTD 144A Total	(a)		1,182
COCA-COLA CO Total	(a)		1,176
COCA-COLA CO/THE Total	(a)		402
COCA-COLA ENTERPRISES Total	(a)		809
COCA-COLA ENTERPRISES INC Total	(a)		693
COMET 2005-A7 A7 Total	(a)		989
COMM 2004-LB3A A5 Total	(a)		1,280
COMMONWEALTH BANK AUST 144A Total	(a)		2,170
COMMONWEALTH EDISON Total	(a)		987
CONSUMERS ENERGY CO Total	(a)		162
CONTINENTAL AIRLINES INC Total	(a)		904
COOPER US INC Total	(a)		408
CORNELL UNIVERSITY Total	(a)		404
COSTCO WHOLESALE Total	(a)		2,783
COX COMMUNICATIONS INC Total	(a)		763
COX COMMUNICATIONS INC 144A Total	(a)		227
CPL 2002-1 A4 Total	(a)		78
CREDIT SUISSE Total	(a)		1,024
CREDIT SUISSE FIRST BOSTON USA Total	(a)		474
CREDIT SUISSE GROUP AG Total	(a)		106
CROWN CASTLE TOWERS LLC 144A Total	(a)		4,187
CSFB 2005-C1 A4 Total	(a)		27
CSMC 2006 C4 A3 Total	(a)		1,095

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
CSX CORP Total	(a)	$	632
DAIMLER FINANCE NA LLC 144A Total	(a)		3,463
DANAHER CORP Total	(a)		1,101
DBUBS 2011-LC3A A1 Total	(a)		484
DBUBS 2011-LC3A A2 Total	(a)		1,435
DCENT 2009-A2 A Total	(a)		1,532
DCENT 2011-A1 A1 Total	(a)		1,531
DCP MIDSTREAM LLC 144A Total	(a)		578
DELTA AIR LINES Total	(a)		756
DELTA AIR LINES 2011-1 Total	(a)		317
DESF 2001 1 A6 Total	(a)		3,134
DESF 2001-1 A5 Total	(a)		3,269
DEUTSCHE BANK AG LONDON Total	(a)		524
DEVON ENERGY CORPORATION Total	(a)		61
DIAMOND OFFSHORE DRILL Total	(a)		824
DIRECTV HOLDINGS LLC Total	(a)		3,830
DIRECTV HOLDINGS/FING Total	(a)		668
DOMINION RESOURCES INC Total	(a)		1,412
DOW CHEMICAL Total	(a)		302
DOW CHEMICAL CO Total	(a)		2,686
DOW CHEMICAL CO/THE Total	(a)		323
DR PEPPER SNAPPLE GROUP Total	(a)		112
DTE ENERGY COMPANY Total	(a)		1,685
DUKE CAPITAL LLC Total	(a)		2,019
DUKE ENERGY CAROLINAS Total	(a)		715
DUKE ENERGY CORP Total	(a)		3,355
DUKE ENERGY OHIO INC Total	(a)		356
ELL 2011-A A1 Total	(a)		1,115
EMERSON ELECTRIC CO Total	(a)		767
ENBRIDGE ENERGY PARTNERS Total	(a)		2,257
ENEL FINANCE INTL SA 144A Total	(a)		2,347
ENOGEX LLC 144A Total	(a)		121
ENSCO PLC Total	(a)		2,959
ENTERPRISE PRODUCTS OPER Total	(a)		834
EOG RESOURCES INC Total	(a)		2,838
EQUIFAX INC Total	(a)		568
ERAC USA FINANCE COMPANY 144A Total	(a)		4,310
ERP OPERATING LP Total	(a)		27
EXELON GENERATION CO LLC Total	(a)		222
EXPORT DEVELOPMENT CANADA Total	(a)		385
EXPRESS SCRIPTS INC Total	(a)		3,515
FANNIE MAE Total	(a)		17,860
FEDERAL HOME LOAN BANK Total	(a)		19,670
FEDERAL REALTY INVS TRST Total	(a)		148
FEDERATED RETAIL Total	(a)		41

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
FHL ARM Total	(a)	$	45
FHL-15YR GOLD Total	(a)		83
FHLM Gold Total	(a)		1,184
FHLMC 15YR GIANT Total	(a)		260
FHLMC 15YR GOLD Total	(a)		5,547
FHLMC ARM Total	(a)		7,876
FHLMC GOLD Total	(a)		35,316
FHLMC_ARM Total	(a)		79
FHR 3153 UG Total	(a)		147
FHR 3913 FA Total	(a)		1,077
FIFTH THIRD BANCORP Total	(a)		322
FIFTH THIRD BANK NW-OHIO Total	(a)		3,586
FINANCEMENT QUEBEC Total	(a)		3,096
FIRSTENERGY CORP Total	(a)		44
FISERV INC Total	(a)		1,057
FLORIDA GAS TRANSMISSION 144A Total	(a)		807
FLORIDA POWER CORP Total	(a)		2,087
FNARM Total	(a)		47
FNMA Total	(a)		2,681
FNMA 15YR Total	(a)		71,329
FNMA 30 YR Total	(a)		123,806
FNMA 30YR Total	(a)		333
FNMA ARM Total	(a)		6,782
FNMA MEGA Total	(a)		2,755
FNR 2005-69 AD Total	(a)		393
FNR 2006 35 GK Total	(a)		92
FNR 2006 49 CA Total	(a)		161
FNR 2006-9 KB Total	(a)		296
FORDF 2010-3 A1 144A Total	(a)		1,297
FORDF 2010-3 C 144A Total	(a)		574
FORDO 2009-D A4 Total	(a)		713
FORDO 2009-E A4 Total	(a)		1,306
FORDO 2010-A D Total	(a)		105
FORDO 2010-B A3 Total	(a)		364
FORDO 2010-B A4 Total	(a)		1,466
FPL 2007 A A2 Total	(a)		299
FPL 2007 A A3 Total	(a)		3,031
FREDDIE MAC Total	(a)		31,813
GATX CORP Total	(a)		3,235
GCCFC 2005-GG3 A2 Total	(a)		27
GCCFC 2007-GG9 AAB Total	(a)		380
GE CAP CORP Total	(a)		1,117
GEDFT 2011-1 A Total	(a)		1,794
GEEMT 2009-1 A3 Total	(a)		70
GEEMT 2010-1 A3 144A Total	(a)		401

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
GEEMT 2010-1 A4 144A Total	(a)	$	994
GEMNT 2009-2 A Total	(a)		794
GEMNT 2010-2 A Total	(a)		1,314
GEMNT 2011-2 A Total	(a)		1,117
GENERAL ELEC CAP CORP Total	(a)		11,393
GENERAL ELECTRIC CREDIT Total	(a)		1,462
GEORGIA POWER COMPANY Total	(a)		1,245
GILEAD SCIENCES INC Total	(a)		1,341
GMACC 2003-C1 A2 Total	(a)		461
GNMA 15 YR Total	(a)		18
GNMA 30 YR Total	(a)		722
GNMA 30 YR PLAT Total	(a)		44
GNMA II 30 YR Total	(a)		3,227
GNR 2004-47 QV Total	(a)		1,001
GNR 2004-77 AB Total	(a)		969
GNR 2004-79 PA Total	(a)		14
GNR 2004-97 B Total	(a)		3,935
GNR 2005-9 AB Total	(a)		1,131
GOLDMAN SACHS GROUP INC Total	(a)		4,004
GOOGLE INC Total	(a)		2,059
GOVT NATL ASSN 20Y Total	(a)		29
GOVT NATL MORTG ASSN Total	(a)		55
GOVT NATL MTG ASSN Total	(a)		3
GOVT NATL MTG ASSN I Total	(a)		21
GOVT NATL MTG ASSN II Total	(a)		16
GOVT NATL MTG ASSN II 002038M Total	(a)		1
GROUPE BPCE 144A Total	(a)		3,636
GSMS 2007 GG10 A3 Total	(a)		478
GSMS 2011-GC5 A1 Total	(a)		39
GSMS 2011-GC5 A4 Total	(a)		105
GTP ACQUISITION PARTNERS 144A Total	(a)		1,382
HARLEY DAVIDSON FINL SERV 144A Total	(a)		1,375
HAROT 2010-1 A4 Total	(a)		586
HAROT 2010-2 A3 Total	(a)		2,530
HAROT 2011-3 A4 Total	(a)		1,659
HART 2009-A A4 Total	(a)		848
HART 2011-A A4 Total	(a)		869
HEALTH CARE REIT INC Total	(a)		197
HERSHEY CO Total	(a)		2,071
HESS CORP Total	(a)		475
HEWLETT PACKARD CO Total	(a)		3,079
HEWLETT-PACKARD CO Total	(a)		1,342
HOLCIM LTD 144A Total	(a)		649
HOWARD HUGHES MEDICAL IN Total	(a)		841

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
HSBC BANK PLC 144A Total	(a)	$	2,057
HSBC HOLDING PLC Total	(a)		608
HSBC HOLDINGS PLC Total	(a)		2,106
HYDRO QUEBEC Total	(a)		2,053
HYUNDAI CAPITAL AMERICA 144A Total	(a)		433
IBERDROLA FIN IRELAND 144A Total	(a)		2,202
INTER-AMERICAN DEVEL BK Total	(a)		2,079
INTL BK RECON & DEVELOP Total	(a)		3,890
INTL FINANCE CORP Total	(a)		998
JCPL 2002-A A4 Total	(a)		1,415
JDOT 2009-A A3 Total	(a)		11
JOHN DEERE CAPITAL CORP Total	(a)		3,193
JOHNSON CONTROLS INC Total	(a)		1,364
JP MORGAN CHASE Total	(a)		654
JP MORGAN CHASE & CO Total	(a)		2,374
JPMCC 2003-CB6 A1 Total	(a)		402
JPMCC 2004-C1 A3 Total	(a)		284
JPMCC 2005 LDP5 A4 Total	(a)		3,789
JPMCC 2005-LDP1 A4 Total	(a)		897
JPMCC 2005-LDP2 A3A Total	(a)		17
JPMCC 2005-LDP4 ASB Total	(a)		270
JPMCC 2006-CB14 A4 Total	(a)		1,290
JPMCC 2006-LDP7 A4 Total	(a)		270
JPMCC 2011-C5 A3 Total	(a)		112
JPMORGAN CHASE & CO Total	(a)		1,216
KENTUCKY UTILITIES Total	(a)		471
KERN RIVER FUNDING CORP 144A Total	(a)		263
KEYCORP Total	(a)		2,982
KFW Total	(a)		1,508
KILROY REALTY LP Total	(a)		1,520
KOHLS CORPORATION Total	(a)		697
KRAFT FOODS Total	(a)		167
KROGER CO Total	(a)		593
KROGER CO/THE Total	(a)		187
LBUBS 2005-C1 A4 Total	(a)		3,858
LBUBS 2006-C4 A4 Total	(a)		247
LBUBS06-C7 A3 Total	(a)		319
LG&E & KU ENERGY LLC Total	(a)		853
LINCOLN NATIONAL CORP Total	(a)		168
LLOYDS TSB BANK PLC Total	(a)		351
LLOYDS TSB BANK PLC 144A Total	(a)		3,856
LOCKHEED MARTIN CORP Total	(a)		232
LOWES COMPANIES INC Total	(a)		175
MACK-CALI REALTY CORP Total	(a)		402
MAGELLAN MIDSTREAM PARTN Total	(a)		354

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
MAGELLAN MIDSTREAM PARTNERS Total	(a)	$	363
MARATHON OIL CORP Total	(a)		298
MASSACHUSETTS ELECTRIC 144A Total	(a)		262
MASSMUTUAL GLOBAL FUNDING 144A Total	(a)		1,108
MATTEL INC Total	(a)		303
MBNA AMERICAN BK Total	(a)		201
MCCORMICK & CO Total	(a)		546
MCKESSON CORP Total	(a)		557
MEDCO HEALTH SOLUTIONS I Total	(a)		187
MELLON FUNDING CORP Total	(a)		3,067
MERRILL LYNCH & CO Total	(a)		275
METLIFE INC Total	(a)		1,403
METLIFE INSTITUTIONAL FD 144A Total	(a)		4,577
MLMT 2008-C1 A4 Total	(a)		1,661
MMAF 2009-AA A4 144A Total	(a)		2,751
MORGAN STANLEY Total	(a)		6,286
MSC 2005 HQ6 A4A Total	(a)		27
MSC 2005-T17 A5 Total	(a)		205
MSC 2006-T21 A4 Total	(a)		296
MSC 2007 IQ15 A1 Total	(a)		993
MSC 2008 T29 A3 Total	(a)		43
MSC 2008-T29 A4 Total	(a)		152
MSDWC 2003-HQ2 A1 Total	(a)		558
MVCOT 2005-2 A 144A Total	(a)		54
MVCOT 2006 2A A 144A Total	(a)		76
MVCOT 2006-1A A 144A Total	(a)		93
NABORS INDUSTRIES INC Total	(a)		915
NALT 2011-B A3 Total	(a)		94
NATIONAL AUSTRALIA BANK 144A Total	(a)		726
NATIONAL RURAL UTIL COOP Total	(a)		3,054
NBC UNIVERSAL MEDIA LLC Total	(a)		3,104
NEVADA POWER CO Total	(a)		2,935
NEW YORK LIFE GLOBAL FDG 144A Total	(a)		1,180
NEWCREST FINANCE PTY LTD 144A Total	(a)		1,157
NEWS AMERICA Total	(a)		439
NEWS AMERICA INC Total	(a)		267
NISOURCE FINANCE CORP Total	(a)		1,756
NOBLE CORP CAYMAN ISLAND Total	(a)		112
NOBLE ENERGY INC Total	(a)		207
NOBLE HOLDING INTL LTD Total	(a)		496
NORDEA BANK AB 144A Total	(a)		1,724
NORDEA BANK SWEDEN AB 144A Total	(a)		3,691
NORDSTROM INC Total	(a)		498
NORTHEAST UTILITIES Total	(a)		3,015
NORTHERN STATES PWR-MINN Total	(a)		140

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
NORTHERN TRUST CORP Total	(a)	$	1,857
NOVARTIS CAPITAL CORP Total	(a)		531
NUSTAR LOGISTICS LP Total	(a)		301
OCCIDENTAL PETROLEUM COR Total	(a)		3,490
OHIO POWER COMPANY Total	(a)		2,553
OMNICOM GROUP INC Total	(a)		2,710
ONCOR ELECTRIC DELIVERY 144A Total	(a)		159
ONTARIO Total	(a)		2,608
PACCAR FINANCIAL CORP Total	(a)		320
PACCAR INC Total	(a)		515
PACIFICORP Total	(a)		1,416
PECO ENERGY CO Total	(a)		1,466
PEGTF 2001-1 A7 Total	(a)		6,436
PEGTF 2001-1 A8 Total	(a)		2,005
PENNSYLVANIA ELECTRIC CO Total	(a)		186
PEPSIAMERICAS INC Total	(a)		1,624
PERF 2005-2 A2 Total	(a)		14
PETROHAWK ENERGY CORP Total	(a)		167
PHILIP MORRIS INTL INC Total	(a)		562
PLAINS ALL AMER PIPELINE Total	(a)		1,610
PNC FUNDING CORP Total	(a)		4,439
PPL ELECTRIC UTILITIES Total	(a)		280
PPL ENERGY SUPPLY LLC Total	(a)		765
PRINCIPAL FINANCIAL GROUP Total	(a)		166
PRINCIPAL FINANCIAL GRP Total	(a)		2,870
PROCTER & GAMBLE CO Total	(a)		442
PROGRESS ENERGY INC Total	(a)		297
PROVIDENT COMPANIES INC Total	(a)		260
PRUDENTIAL FINANCIAL INC Total	(a)		4,208
PSEG POWER LLC Total	(a)		2,022
PUB SVC ELEC & GAS Total	(a)		333
PUBLIC SERVICE COLORADO Total	(a)		182
PUBLIC SERVICE OKLAHOMA Total	(a)		84
QUEBEC PROVINCE Total	(a)		1,871
RCI BANQUE SA 144A Total	(a)		2,044
REGENCY CENTERS Total	(a)		71
REGENCY CENTERS LP Total	(a)		109
REINSURANCE GRP OF AMER Total	(a)		1,661
RELIANCE HOLDINGS USA 144A Total	(a)		230
REPUBLIC SERVICES INC Total	(a)		1,786
RIO TINTO FIN USA LTD Total	(a)		2,191
RIO TINTO FINANCE PLC Total	(a)		1,368
ROGERS COMMUNICATIONS INC Total	(a)		816
ROYAL BANK OF CANADA Total	(a)		4,548
ROYAL BK OF SCOTLAND PLC Total	(a)		2,827

(Continued)

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
RSBBC 2007-A A2 Total	(a)	$	1,778
SANOFI AVENTIS Total	(a)		1,490
SEARIVER MARITIME Total	(a)		3,331
SEMPRA ENERGY Total	(a)		3,058
SEMT 2010-H1 A1 Total	(a)		70
SHELL INTL FIN Total	(a)		2,010
SIERRA PACIFIC POWER CO Total	(a)		433
SIMON PROPERTY GROUP LP Total	(a)		1,987
SOCIETE GENERALE 144A Total	(a)		640
SOUTHEAST SUPPLY HEADER 144A Total	(a)		862
SOUTHERN CAL EDISON Total	(a)		377
SOUTHERN CO Total	(a)		3,822
STANDARD CHARTERED PLC 144A Total	(a)		457
STRYKER CORP Total	(a)		466
SUNTRUST BANKS INC Total	(a)		1,056
SVENSKA HANDELSBANKEN Total	(a)		1,089
SVENSKA HANDELSBANKEN AB 144A Total	(a)		2,761
SWEDISH EXPORT CREDIT Total	(a)		386
SYSCO CORPORATION Total	(a)		770
TALISMAN ENERGY Total	(a)		1,288
TAMPA ELECTRIC Total	(a)		236
TAOT 2010-B A4 Total	(a)		292
TAOT 2011-B A4 Total	(a)		453
TARGET CORP Total	(a)		1,125
TCM SUB LLC 144A Total	(a)		3,196
TECK RESOURCES LIMITED Total	(a)		140
TECO FINANCE INC Total	(a)		1,335
TELEFONICA EMISIONES SAU Total	(a)		4,240
TELEFONICA SA Total	(a)		137
TEVA PHARM FIN III Total	(a)		1,014
TEVA PHARMA FIN IV LLC Total	(a)		2,922
TEVA PHARMACEUT FIN BV Total	(a)		169
THOMSON REUTERS CORP Total	(a)		760
TIME WARNER CABLE INC Total	(a)		2,742
TIME WARNER INC Total	(a)		298
TIPS Total	(a)		6,783
TJX COS INC Total	(a)		365
TORONTO DOMINION BANK Total	(a)		861
TORONTO-DOMINION BANK Total	(a)		2,603
TOTAL CAPITAL CANADA LTD Total	(a)		391
TOTAL CAPITAL SA Total	(a)		1,744
TOYOTA MOTOR CREDIT CORP Total	(a)		1,162
TRAVELERS COS INC Total	(a)		237
UBS AG STAMFORD CT Total	(a)		3,496
UNION PACIFIC CORP Total	(a)		871

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

	Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
	UNITEDHEALTH GROUP INC Total	(a)	$	1,395
	UNUM GROUP Total	(a)		337
	UNUMPROVIDENT FINANCE CO 144A Total	(a)		532
	US BANCORP Total	(a)		4,615
	US TREASURY N/B Total	(a)		152,931
	USAOT 2010-1 A4 Total	(a)		1,245
	VALE OVERSEAS Total	(a)		220
	VALERO ENERGY Total	(a)		185
	VALERO ENERGY CORP Total	(a)		1,020
	VENTAS REALTY LP/CAP CRP Total	(a)		64
	VEOLIA ENVIRONNEMENT Total	(a)		519
	VERIZON VIRGINA INC Total	(a)		1,836
	VIRGINIA ELECTRIC POWER Total	(a)		784
	WACHOVIA BANK NA Total	(a)		267
	WAL MART STORES INC Total	(a)		599
	WAL-MART STORES INC Total	(a)		138
	WALT DISNEY COMPANY Total	(a)		806
	WASTE MANAGEMENT INC Total	(a)		281
	WBCMT 2005 C18 A4 Total	(a)		11
	WBCMT 2006 C28 A4 Total	(a)		4,059
	WBCMT 2006-C23 A4 Total	(a)		600
	WBCMT06-C24 A3 Total	(a)		560
	WEA FINANCE LLC 144A Total	(a)		45
	WEATHERFORD INTL LTD Total	(a)		1,772
	WELLPOINT INC Total	(a)		1,893
	WELLS FARGO & CO Total	(a)		2,845
	WELLS FARGO BANK NA Total	(a)		533
	WELLS FARGO COMPANY Total	(a)		1,108
	WESFARMERS LTD 144A Total	(a)		1,698
	WEST PENN POWER CO 144A Total	(a)		137
	WESTAR ENERGY INC Total	(a)		1,527
	WFNMT 2009-B A Total	(a)		3,516
	WFNMT 2009-D A Total	(a)		2,383
	WFNMT 2010-A A Total	(a)		1,618
	WILLIAMS PARTNERS LP Total	(a)		2,564
	WPP FINANCE 2010 144A Total	(a)		75
	XEROX CORPORATION Total	(a)		4,260
	Due to broker for securities purchased (U S Dollars)	(a)		(5,763)
*	STATE STREET BANK & TRUST CO	(a)		25,960
	Total fixed income securities value			1,109,975

(Continued)

Schedule I

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

EIN: 13-5583779 Plan #003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

($ in thousands)

Identity of issue, borrower, lessor, or similar party, description of investment	Cost		Current value
Wrapper agreements:			
Bank of America, NA	(a)	$	540
Rabobank Nederland	(a)		281
State Street Bank & Trust Co.	(a)		252
Total synthetic investment contracts wrapper			1,073
Guaranteed investment contracts:			
New York Life Insurance Company 34201003	(a)		15,108
New York Life Insurance Company GA-34201	(a)		10,840
New York Life Insurance Company GA-34201002	(a)		10,470
Total guaranteed investment contracts			36,418
Separate account contracts:			
Metropolitan Life Insurance Company 32345	(a)		143,185
Total fully benefit responsive contracts			1,290,651
Total investments		$	3,517,859
Notes receivable from participants:			
* Participants loans, interest rates ranging from 4.25% to 10.25% and maturing 2012 through 2016	(a)	$	97,220

* Party-in-interest to the Plan.

(a) Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

J. C. PENNEY CORPORATION, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: Sharon Boyd
Sharon Boyd
Benefits Controller

Date: June 27, 2012

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and
the Human Resources Committee:

We consent to the incorporation by reference in the registration statement (No. 333-33343) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 27, 2012, with respect to the statements of net assets available for benefits of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

Dallas, Texas
June 27, 2012